Brookfield Properties
BROOKFIELD PROPERTIES CORPORATION
(incorporated under the laws of Canada)
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of Shareholders (the “Meeting”) of Brookfield Properties Corporation (“Brookfield Properties”) will be held on Thursday, April 26, 2007 in New York City at Three World Financial Center at 10:00 a.m. (e.s.t.) for the following purposes:
1.	to receive the annual report to shareholders, including the consolidated financial statements for the fiscal year ended December 31, 2006, together with the report of the auditors thereon;

2.	to elect directors for the ensuing year;

3.	to appoint auditors and to authorize the directors to fix the remuneration to be paid to the auditors;

4.	to consider and, if deemed advisable, to approve, with or without variation a resolution to amend Brookfield Properties’ Share Option Plan to reflect recent changes by the Toronto Stock Exchange in respect of the Share Option Plan’s amendment provisions and the expiry of options during blackout periods;

5.	to consider and, if deemed advisable, to approve, with or without variation a special resolution to approve a three for two subdivision of the common shares and nine for four subdivision of the Class A Redeemable Voting preferred shares and certain incidental amendments to the Articles of Brookfield Properties; and

6.	to transact such other business as may properly come before the Meeting or any adjournment thereof.
The attached Circular provides additional information relating to the matters to be dealt with at the Meeting and is incorporated into and forms part of this notice.
If you are unable to attend the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy in the envelope provided for that purpose, so as to arrive not later than the close of business on Monday, April 23, 2006 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting, as follows:

If via mail:	If via facsimile:	If via courier or hand:

CIBC Mellon Trust Company	(416) 368-2502	CIBC Mellon Trust Company
P.O. Box 721		320 Bay Street
Agincourt, Ontario M1S 0A1		Banking Hall Level
Toronto, Ontario M5H 4A6

By Order of the Board of Directors

Kathleen G. Kane Senior Vice President and General Counsel and Secretary Toronto, Canada March 9, 2007